Exhibit 10.1

PRESS RELEASE –

Magic Software Reports that its Former CEO Filed an Additional
Request for Relief and a Claim in the Tel Aviv Labor Court

Or Yehuda, Israel, May 6, 2008 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of business integration and application development technology, today announced that its former President and CEO, Mr. Eitan Naor, filed today a claim and request for relief against the Company and its Chairman, Mr. Guy Bernstein, in the Tel Aviv Labor Court. This request for relief follows an ex parte request for relief filed by Mr. Naor on April 17, 2008 that was denied. The Labor Court has scheduled a hearing on the matter on May 12, 2008.

In the claim field by Mr. Naor on May 6, Mr. Naor is seeking permanent relief that among other things would prevent the Company from terminating his employment and suspending him, initiating any process that would lead to the termination of his employment, or taking any action that would affect his position as President, CEO and Director. Mr. Naor is also seeking a permanent order that would reinstate him to all positions previously held by him with the Company.

About Magic Software Enterprises
Magic Software Enterprises Ltd. (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades. The company’s service-oriented (SOA) platforms are used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments. Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes. Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe. For more information on Magic Software Enterprises Ltd. and its products and services, visit www.magicsoftware.com.

Magic Software is a subsidiary of the Formula Systems and Emblaze Group of companies.

Forward-Looking Statements
Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Contact:

dzigdon@magicsoftware.com